20010790

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SEC Mail Processing
FEB 28 2020
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Atlantic Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Barrett Drive, Ste 100
(No. and Street)

Raleigh	N.C.	27609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Glover 919-783-7787

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts
(Name – *if individual, state last, first, middle name*)

3605 Glenwood Aveneue	Raleigh	N. C.	27609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James B. Glover Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Atlantic Securities, Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONY BRITT STEPHENSON
Notary Public, North Carolina
Iredell County
My Commission Expires
6-1-2021

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☑ (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID-ATLANTIC SECURITIES, INC.

Consolidated Financial Statements
and Supplemental Information

December 31, 2019 and 2018

(With Independent Auditors' Report Thereon)

MID-ATLANTIC SECURITIES, INC.

Table of Contents

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial condition of Mid-Atlantic Securities, Inc. and subsidiary (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The supplemental information on pages 12-15 has been subjected to audit procedures performed in conjunction with the audit of Company's consolidated financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Batchelor, Tillery & Roberts, LLP

We have served as the Company's auditor since 2003.

Raleigh, North Carolina
February 27, 2020

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Financial Condition

December 31, 2019 and 2018

	2019	2018
Assets		
Current assets:		
Cash and cash equivalents	$ 669,771	713,482
Marketable securities available-for-sale	-	24,761
Receivable from clearing corporation	22,357	24,342
Other receivables	93,483	103,052
Prepaid expenses	6,057	6,057
Total current assets	791,668	871,694
Furniture and equipment, net	13,291	11,880
	$ 804,959	883,574
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable to non-customers	4,000	4,000
Accrued commissions and other payables	280,304	323,014
Total current liabilities	284,304	327,014
Deferred tax liability	3,000	4,000
Total liabilities	287,304	331,014
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.10 par value; 1,000 shares authorized; issued and outstanding, 450 shares in 2019 and 2018	45	45
Class B common stock, $0.10 par value; authorized 1,000 shares; no shares issued	-	-
Additional paid-in capital	61,993	61,993
Accumulated other comprehensive gain	-	4,660
Retained earnings	455,617	485,862
Total stockholders' equity	517,655	552,560
	$ 804,959	883,574

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Income and Comprehensive Income

Years ended December 31, 2019 and 2018

	2019	2018
Revenues:		
Securities commissions	$ 701,650	$ 862,521
Commissions on sales of investment company shares	1,634,880	1,914,891
Commissions on sales of insurance	1,398,135	1,534,196
Registered investment advisor income	1,826,271	1,489,396
Gain on sale of investments	7,350	-
Other	11,598	9,657
	5,579,884	5,810,661
Expenses:		
Commissions	4,059,696	4,299,520
Salaries and benefits	908,212	891,378
Clearing charges	375,397	356,383
Professional fees	49,014	37,547
Payroll taxes	42,905	41,331
Rent	33,096	27,096
Taxes and licenses	18,329	19,721
Office supplies	16,482	15,529
Travel and entertainment	13,140	9,205
Telephone	11,194	9,561
Email service	8,775	7,661
Subscriptions	7,762	5,962
Depreciation	5,491	4,966
Miscellaneous	10,071	2,875
	5,559,564	5,728,735
Income from operations	20,320	81,926
Interest income	5,185	4,611
Income before provision for income taxes	25,505	86,537
Provision for income taxes	(5,750)	(21,300)
Net income	19,755	65,237
Other comprehensive gain - net unrealized gain on marketable securities	-	1,477
Comprehensive income	$ 19,755	66,714

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2019 and 2018

		Common stock	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total stockholders' equity
Balance as of December 31, 2017	$	50	68,881	3,183	523,270	595,384
Dividends paid		-	-	-	(50,000)	(50,000)
Stock repurchase		(5)	(6,888)	-	(52,645)	(59,538)
Comprehensive income		-	-	1,477	65,237	66,714
Balance as of December 31, 2018	$	45	61,993	4,660	485,862	552,560
Dividends paid		-	-	-	(50,000)	(50,000)
Sale of marketable securities		-	-	(4,660)	-	(4,660)
Comprehensive income		-	-	-	19,755	19,755
Balance as of December 31, 2019	$	45	61,993	-	455,617	517,655

See accompanying notes to consolidated financial statements.

MID-ATLANTIC SECURITIES, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2019 and 2018

		2019	2018
Cash flows from operating activities:			
Net income	$	19,755	65,237
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation		5,491	4,966
Deferred income taxes		(1,000)	-
Realized gain on marketable securities		(7,350)	-
Changes in operating assets and liabilities:			
Receivables		9,569	25,383
Prepaid expenses and other current assets		1,985	(1,847)
Accounts payable		-	(4,478)
Accrued commissions and other liabilities		(42,710)	(57,047)
Net cash (used in) provided by operating activities		(14,260)	32,214
Cash flows used in investing activities -			
Proceeds from sale of investments		27,451	-
Purchases of furniture and equipment		(6,902)	(1,430)
Net cash provided by (used in) operating activities		20,549	(1,430)
Cash flows used in financing activities:			
Stock repurchase		-	(59,538)
Dividends paid		(50,000)	(50,000)
Net cash used in financing activities		(50,000)	(109,538)
Net (decrease) in cash and cash equivalents		(43,711)	(78,754)
Cash and cash equivalents, beginning of year		713,482	792,236
Cash and cash equivalents, end of year	$	669,771	713,482
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$	16,566	17,272

See accompanying notes to consolidated financial statements.

(1) Organization

Mid-Atlantic Securities, Inc. (the "Company") was incorporated in North Carolina on October 6, 1986 and commenced operations in January 1987. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a registered investment advisor. The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customer's security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, a portion of the Company's revenues is derived from investment advisory services.

The Company's wholly-owned subsidiary, MA Securities, Inc., earns revenues from selling insurance products of New York-based companies. As of December 31, 2019 and 2018, MA Securities, Inc. had no assets or stockholder's equity.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Mid-Atlantic Securities, Inc. and its wholly-owned subsidiary, MA Securities, Inc., after elimination of all significant intercompany accounts and transactions.

Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Marketable Securities

All marketable securities are classified as available-for-sale. As such, they are stated at market value and any unrealized holding gains and losses, net of deferred taxes if material, are reported as other comprehensive income (loss). Realized gains and losses are calculated by using the specific cost method.

(2) Summary of Significant Accounting Policies, Continued

Receivable from Clearing Corporation

The Company clears certain of its proprietary and customer transactions through a broker-dealer on a fully disclosed basis. Commissions owed to the Company from the clearing broker have been recorded as receivable from clearing corporation.

Other Receivables

The Company has accrued commissions (accounts receivable) related to various December transactions, which have been received in the subsequent year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to ten years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of furniture and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Advertising

Advertising and related costs are expensed as incurred.

Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820-10 provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosures about the use of fair value to measure assets and liabilities.

FASB ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy which encourages an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority.

Level 1 Fair Value Measurements

The fair values of equity securities are based on quoted market prices and are, therefore, classified as Level 1.

(2) Summary of Significant Accounting Policies, Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and unrealized losses on marketable securities. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Guidance

The Financial Accounting Standards Board has issued Accounting Standards Update (ASU) 2014-09, *Revenue From Contracts With Customers*, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. ASU 2014-09 is effective as of and for the year ended December 31, 2018. The changes required by the update have been applied retrospectively to all periods presented. There were no changes to net income or stockholders' equity as previously reported as a result of the adoption of this ASU.

(3) Revenue Recognition and Disaggregation of Revenue

Security commission revenue is recognized based on the transaction date per the trade confirmation.

Commissions on sales of investment company shares and insurance revenue is recognized when the commissions are paid at settlement of the transaction per the stated amounts in the prospectus. Revenue from mutual fund and annuity 12b-1 fees are recognized over time as they are paid monthly or quarterly based on average daily assets under management (AUM), per amount in the prospectus.

Registered investment advisory income revenue is recognized over time as earned over the period in which investment management and advisory services are provided. While advisory contracts are long-term in nature, the performance obligations are generally satisfied daily based on AUM, in accordance with such management agreements.

All revenue recognized in the consolidated statements of income and comprehensive income is considered to be revenue from contract with customers. The vast majority of revenue is determined based on average assets and is earned daily or monthly or is transactional and is earned on the trade date. As such, revenue from remaining performance obligations is not significant. The following table depicts the disaggregation of revenue by major source:

Securities commissions	$	701,650
Registered investment advisor income		1,826,271
Commissions on sales of investment company shares		
12b-1 fees on investment company shares		1,386,875
Front end fees on investment company shares		248,005
		1,634,880
Commissions on sales of insurance		
12b-1 fees on investment company shares		1,275,637
Front end fees on insurance		122,498
		1,398,135
Performance obligations satisfied over time		4,488,783
Performance obligations satisfied at a point in time		1,072,153
Total disaggregated revenue from contracts with customers		5,560,936
Gain on sale of investments		7,350
Other		11,598
Total revenues	$	5,579,884

(4) Marketable Securities

As of December 31, 2019, all marketable securities were sold and a realized gain of $7,350 was recognized. As of December 31, 2018, the fair value of marketable equity securities was $24,761 and exceeded cost by $4,661. The unrealized gain of $1,477 for 2018 has been reported in comprehensive income.

(5) Furniture and Equipment

Furniture and equipment consist of the following:

		2019	2018
Computer equipment	$	53,632	53,172
Furniture and other equipment		23,272	23,272
		76,904	76,444
Less accumulated depreciation		(63,613)	(64,564)
	$	13,291	11,880

(6) Net Capital Requirements

The Company is subject to the requirements of Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019 and 2018, the Company's net capital was $450,353 and $484,650, respectively, $400,353 in excess of its required net capital of $50,000 in 2019 $434,650 in excess of its required net capital of $50,000 in 2018. The Company's ratio of aggregate indebtedness to net capital was .64 to 1 and .68 to 1 as of December 31, 2019 and 2018, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities. Under the exemption, the Company is not required to maintain a reserve account for the benefit of customers.

(7) Related Party Transactions

Other receivables include $3,170 as of December 31, 2019 and 2018 due from two officers. Accrued commissions and other payables include $121,147 and $137,099, respectively, as of December 31, 2019 and 2018, for commissions due to brokers who also hold an ownership interest in the Company.

See note 9 concerning the office space lease with a company related by common ownership.

The Company loaned an employee $15,000 on November 2012 due in equal installments of $217 with a balance of $0 and $1,846 as of December 31, 2019 and 2018, respectively.

(8) Commitments and Contingencies

The Company has been named as defendant in a FINRA arbitration proceeding arising out of the investment recommendations that were provided to a former customer by a former registered representative of the Company. Outside counsel for the Company has advised at this stage of the proceedings that they cannot offer an opinion as to the probable outcome. The Company believes the suit is without merit and is vigorously defending its position.

The Company has a clearing agreement with one brokerage firm whereby it must produce a minimum of $300,000 per year of gross commissions or pay a monthly fee of $5,000 less monthly clearing charges retained by the brokerage firm. The minimum level of commissions was met in both 2019 and 2018.

The Company is required by the clearing firm to maintain clearing deposits under the current clearing contract totaling $25,000 as of December 31, 2019 and 2018.

(9) Income Taxes

The provision for income taxes consists of the following:

		2019			2018		
		Current	Deferred	Total	Current	Deferred	Total
Federal	$	5,000	(800)	4,200	18,500	-	18,500
State		750	(200)	550	2,800	-	2,800
	$	5,750	(1,000)	4,750	21,300	-	21,300

The provision for income taxes differs from the amount computed by applying the U.S. Federal income tax rate of 21% to income before provision for income taxes due to state income taxes, net of the federal benefit, and multiple tax brackets.

Deferred tax liability arises primarily from timing differences of different depreciation methods for property and equipment.

(10) Leases

The Company began leasing office space from a company affiliated by common ownership during 2005, for which there is no formal rental arrangement. During 2019 and 2018, the Company paid rent totaling $39,696 to this company.

Total rental expense for 2019 and 2018 was $33,096 and $27,096, respectively, which is net of sublease rental income of $6,600 and $12,600, respectively.

(11) Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents consist of cash and money market funds maintained with one brokerage firm totaling $217,515 and two banks totaling $245,941 and $206,315. The amounts held at the banks are within the federally insured limit of $250,000. Accounts receivable are described in note 2. The Company believes there is minimal credit risk relative to its cash investments and accounts receivable.

(12) Benefit Plan

The Company has adopted a SIMPLE IRA Plan whereby employees who are expected to earn at least $5,000 in compensation for the calendar year are eligible to participate. Eligible employees under the age of 50 and over the age of 50 may contribute a percentage of their compensation up to $13,000 and $16,000, respectively, per year. The Company matches each eligible employee's contribution, up to a limit of 3% of the employee's compensation. The Company's matching contribution for 2019 and 2018 was $18,478 and $17,498, respectively.

(13) Stock Repurchase

On September 11, 2018, the Company purchased 50 shares of stock for $59,384.

(14) Subsequent Events

The date to which events occurring after December 31, 2019, the date of the most recent consolidated statement of financial condition, have been evaluated for possible adjustment to the consolidated financial statements or disclosure is February 27, 2020 the date the consolidated financial statements were available to be issued.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2019 and 2018

		2019	2018
Net Capital			
Total stockholders' equity	$	517,655	552,560
Deduct non-allowable assets:			
Receivable from non-customers and prepaid expenses		49,661	47,623
Furniture and equipment, net		13,291	11,880
		62,952	59,503
Net capital before haircuts on securities positions		454,703	493,057
Haircuts on securities:			
Investment securities - exempted		-	3,714
Investment securities - other		4,350	4,693
		4,350	8,407
Net capital	$	450,353	484,650
Aggregate Indebtedness			
Items included in statement of financial condition:			
Accounts payable to non-customers		4,000	4,000
Accrued commissions and other payables		283,304	327,014
	$	287,304	331,014

(Continued)

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedules of Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission, Continued

December 31, 2019 and 2018

		2019	2018
Computation of Basic Net Capital Requirement			
Minimum net capital required (6-2/3% of aggregate indebtedness)(A)	$	19,154	22,119
Minimum dollar net capital requirement of reporting broker (B)	$	50,000	50,000
Net capital requirement-greater of (A) or (B)	$	50,000	50,000
Excess net capital	$	400,353	434,650
Excess net capital at 1000% (Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital requirement)	$	390,353	424,650
Ratio of aggregate indebtedness to net capital		0.64	0.68
Reconciliation with Company's Computation			
Net capital, as reported in Company's FOCUS report (unaudited), amended	$	450,353	484,650
Audit adjustments		-	-
Net capital per above	$	450,353	484,650

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019 and 2018

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

MID-ATLANTIC SECURITIES, INC.

Supplemental Schedule of Information Relating to the Possession or Control Requirements
Under Rule 5c3-3 of the Securities and Exchange Commission

December 31, 2019 and 2018

The Company claims exemption from Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mid-Atlantic Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2020

Mid-Atlantic Securities, Inc.

EXEMPTION REPORT

Mid-Atlantic Securities, Inc. is a registered broker-dealer subject to SEC Rule 17a-5. This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2019, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii).

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

James B. Glover Jr.

James B. Glover Jr.
Treasurer

February 27, 2020

4001 Barrett Drive, Suite 100 • Raleigh, North Carolina 27609 • 919-783-7787

Member, FINRA & SIPC

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Mid-Atlantic Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mid-Atlantic Securities, Inc. (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

Raleigh, North Carolina
February 27, 2020

MID-ATLANTIC SECURITIES, INC.

Schedule of Assessments and Payments

Year ended December 31, 2019

General assessment for 2019	$	3,240
Less:		
Payment applied July 24, 2019		1,455
Payment on February 27, 2020		1,785
Balance due on March 2, 2020	$	-